ECOPETROL ADOPTS MEASURES TO GUARANTEE THE ADEQUATE REPRESENTATION OF SHAREHOLDERS AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING

In accordance with Resolution 116 of 2002, the Board of Directors of Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: ECP) (“Ecopetrol” or the “Company”) approved the following measures to guarantee the adequate representation of the Shareholders at the extraordinary shareholders’ meeting to be held on Thursday, January 23rd, 2014 at Corferias:

1.	Ordered the Company’s management to inform shareholders of their right to be represented at the General Shareholders’ Meeting through a proxy and the legal requirements that those proxies must satisfy.

2.	Instructed the Company’s employees to participate in reviewing shareholder proxies and not to accept proxies that do not comply with the requirements established by Colombian law.

3.	Instructed the Company’s management to inform the Company’s managers and employees that they may not recommend to shareholders that they vote on certain way about any specific item.

4.	Instructed the Company’s management to inform the Company’s managers and employees not to suggest, coordinate, or agree with shareholders on the submission of shareholder proposals during the General Shareholders’ Meeting.

5.	Instructed the Company’s management to inform the Company’s managers and employees not to suggest, coordinate or agree with shareholders voting in favor or against any given shareholder proposal presented at the General Shareholders’ Meeting.

6.	Instructed the Company’s management to inform Shareholders that they cannot grant proxies to persons who are directly, or indirectly, part of the company’s management.

7.	Instructed the Company’s managers to adopt all measures necessary to ensure that the Company’s employees act in neutrally when interacting with shareholders.

8.	Appointed the Secretary General of Ecopetrol as the person responsible for verifying adequate compliance with these measures.

9.	Appointed the Legal Vice-Presidency as the internal division responsible for reviewing shareholders’ proxies.

The measures listed above (adopted by the Board of Directors of Ecopetrol in order to ensure compliance with Resolution 116 of 2002) were made public to the general market by the Chairman of the Board of Directors (acting through the Superintendent for Issuers) prior to the General Shareholders’ Meeting.

Bogota D.C., January 13, 2014

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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